WBEMS DRAFT
                                                                         4/13/06

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              Amendment No. __ /*/


                               Electro Energy Inc.
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                                (Name of Issuer)


                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   285106 10 0
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                                 (CUSIP Number)

                                 Martin Higgins
                              7 South Jersey Avenue
                            Setauket, New York 11733
                                 (631) 807-5484
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 5, 2006
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 285106 10 0
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Lithium Nickel Asset Holding Company I, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a) |_|
                    (b) |_|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

      00
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                               7 SOLE VOTING POWER
     NUMBER OF
                                 6,750,000 (1)
     SHARES                     ----------------------------------------
                               8 SHARED VOTING POWER
     BENEFICIALLY

     OWNED BY                   ----------------------------------------
                               9 SOLE DISPOSITIVE POWER
     EACH

     REPORTING                   6,750,000 (1)
                                ----------------------------------------
     PERSON                   10 SHARED DISPOSITIVE POWER
     WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

                                  6,750,000 (1)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                 |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.7%(2)

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14   TYPE OF REPORTING PERSON*

          CO

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(1) Consists of 5,750,000 shares of Common Stock and warrants that are immediately exercisable to acquire an additional 1,000,000 shares of Common
Stock.
(2) Based upon 22,513,931 presently outstanding shares of Common Stock, as set forth in Item 3.02 of the Issuer's Form 8-K Current Report, dated April 5, 2006
* Based upon 22,513,931 presently outstanding shares of Common Stock, as set forth in Item 3.02 of the Issuer's Form 8-K Current Report, dated April 5, 2006.


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


ITEM 1.   SECURITY AND ISSUER.


             (a)  Name of Issuer
                  Electro Energy Inc.

             (b)  Address of Issuer's Principal Executive Offices
                  30 Shelter Rock Road
                  Danbury, Connecticut 06810

             (c)  Class of equity securities
                  Common Stock, $.001 par value (hereinafter "Common Stock")


ITEM 2.   IDENTITY AND BACKGROUND.

Lithium Nickel Asset Holding Company I, Inc., the Reporting Person, is a Delaware corporation, with two directors and two executive officers, namely Leo A. Guthart, Director and Chairman, and Martin Higgins, Director, President and Secretary. As a result of the Voting Agreement referred to in
Item 6 below, the Reporting Person may be deemed to be controlled by Topspin Partners, L.P., a Delaware limited partnership. Topspin Partners, L.P. is
itself controlled by its general partner, Topspin Management, LLC.   Topspin
Management, LLC is a manager-managed limited liability company with three managers, Leo A. Guthart, Dr. James H. Simons and Mark Silber. Topspin Management, LLC may be deemed to be controlled by Leo A. Guthart.

(a)   Name:                   Lithium Nickel Asset Holding
                              Company I, Inc.

(b)   Jurisdiction of
      Organization:           Delaware

(c)   Principal
      Business:               Holding Company for securities; real estate owner

(d)   Business Address:       7 South Jersey Avenue
                              Setauket, New York 11733
                              Attn: Mr. Martin Higgins

(e) During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(f) During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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


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(a)   Name:                   Topspin Partners, L.P.

(b)   Jurisdiction of
      Organization:           Delaware

(c)   Principal
      Business:               Venture capital investments

(d)   Business Address:       Three Expressway Plaza Roslyn
                              Heights, New York 11577
                              Attn: Mr. Leo A. Guthart
                                    Chairman and CEO

(e) During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(f) During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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(a)   Name:                   Topspin Management, LLC

(b)   Jurisdiction of
      Organization:           Delaware

(c)   Principal
      Business:               General Partner of Topspin Partners, LP

(d)   Business Address:       Three Expressway Plaza
                              Roslyn Heights, New York 11577
                              Attn: Mr. Leo A. Guthart

(e) During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);


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


(f) During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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(a)   Name:                   Leo A. Guthart

(b)   Residence or
      business address:       Three Expressway Plaza
                              Roslyn Heights, New York  11577
                                Chairman and CEO

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted - Chairman and CEO of Topspin Partners, L.P., Three Expressway Plaza,Roslyn Heights, NY 11577;

(d) During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)   Citizenship: U.S.

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(a)   Name:                   Martin Higgins

(b)   Residence or
      business address:       7 South Jersey Avenue
                              Setauket, New York  11733
                              Attn:  Mr. Martin Higgins

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:


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


      President
      Battery Park Industries, Inc.
      7 South Jersey Avenue, Ste. 3
      Setauket, New York 11733

(d) During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)   Citizenship: U.S.

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(a)   Name:                   Dr. James H. Simons

(b)   Residence or
      business address:       800 Third Avenue
                              New York, New York 10022

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

      President and CEO

      Renaissance Technologies Corp.
      800 Third Avenue
      New York, New York 10022

      Investment Advisor


(d) During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;


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


(f)   Citizenship: U.S.

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(a)   Name:                   Mark Silber

(b)   Residence or
      business address:       800 Third Avenue
                              New York, New York 10022

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

      Vice President

      Renaissance Technologies Corp.
      800 Third Avenue
      New York, New York 10022

      Investment Advisor

(d) During the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) During the last five years, such person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)   Citizenship: U.S.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities acquired by the Reporting Person and reported in this Schedule 13D were acquired on April 5, 2006 in connection with and pursuant to the closing under an Asset Purchase Agreement by and among EEI Acquisition Co., LLC, Electro Energy Inc. and the Reporting Person, dated as of March 31, 2006 (the "Asset Purchase Agreement"). Under the Asset Purchase Agreement, the securities that are the subject of this Schedule 13D were issued to the Reporting Person as consideration for the sale of certain assets acquired by the Reporting Person from an entity known as Battery Park Industries, Inc. The consideration received by the Reporting Person for the sale of such assets consisted of (i) 5,750,000 unregistered shares of Common Stock (the "Stock Consideration"), (ii) warrants to purchase up to 1,000,000 shares of the Common Stock at an exercise price of $7.00 per share (subject to adjustment), all of which are exercisable within 60 days of the day hereof (the "Lease Warrants") and (iii) warrants to acquire an additional 2,000,000 shares of Common Stock (the "Purchase Warrants") which do not vest until satisfaction of a condition based upon a quantity of sales by the Issuer at the Issuer's Gainesville, Florida facility. Due to modifications being made to such facility, the Reporting Person believes that it would be impossible to satisfy such condition within the next 60 days. 1,000,000 shares of the Stock Consideration are to be held in escrow pursuant to an Escrow Agreement in order to secure the Reporting Person's indemnification obligations under the Asset Purchase Agreement. A copy of the Asset Purchase Agreement is attached as an Exhibit hereto and is incorporated herein by reference.


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


ITEM 4.   PURPOSE OF TRANSACTION.

The Stock Consideration, the Lease Warrants and the Purchase Warrants were acquired for investment purposes. Except as otherwise set forth below, the Reporting Person presently does not have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of
Item 4 of Schedule 13D.

As mentioned above, the Reporting Person received 5,750,000 unregistered shares of Common Stock, of which 1,000,000 of such shares will be held in escrow to secure the Reporting Person's indemnification obligations under the Asset Purchase Agreement. As part of a Registration Rights Agreement executed by and between the Issuer and the Reporting Person, the Issuer agreed to include 750,000 shares in a registration statement to be filed by it in connection with a financing transaction entered into by the Issuer simultaneously with the transaction consummated under the Asset Purchase Agreement. In addition, the Issuer has further agreed to include an additional 400,000 shares (in exchange for the forfeiture of Purchase Warrants to acquire 500,000 shares) in a subsequent "piggyback" registration statement if and when the Issuer proposes to file a registration statement under the Securities Act with respect to an offering for its own account of any class of its equity securities (other than a registration statement on Form S-8 (or any successor form) or any other registration statement relating solely to employee benefit plans or filed in connection with an exchange offer, a transaction to which Rule 145 (or any successor provision) under the Securities Act applies or an offering of securities solely to the Issuer's existing shareholders). The inclusion of such 400,000 shares in such piggyback registration statement is mandatory during the first year following the date of closing and is subject to the option of the Reporting Person thereafter. It is expected that the 750,000 shares to be registered will be registered within the next three to six months. Upon such registration, the Reporting Person may sell all or a portion of such shares in the open market, depending upon market conditions at that time, in order to recoup costs and expenses incurred by the Reporting Person, or in the Chapter 11 proceeding of Battery Park Industries, Inc. Similarly, if and when the additional 400,000 shares are effectively registered pursuant to the piggyback registration, the Reporting Person may, depending on marketing conditions at the time, elect to sell some or all of such shares in order to further recoup such costs and expenses.


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


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person is the beneficial owner of 6,750,000 shares of Common Stock (28.7%* of all outstanding Common Stock), consisting of 5,750,000 presently outstanding shares and the Lease Warrant, which is immediately exercisable, to acquire up to 1,000,000 additional shares of Common Stock at an exercise price of $7.00 per share (subject to adjustment). As the directors of the Reporting Person, each of Leo A. Guthart and Martin Higgins may be deemed to be the beneficial owners of such shares. Each of Topspin Partners, L.P., Topspin Management, LLC, Dr. James Simons and Mark Silber may also be deemed to beneficially own such shares as a result of their deemed control over the Reporting Person. Each of Leo A. Guthart, Martin Higgins, Topspin Partners, L.P., Topspin Management, LLC, James H. Simons and Mark Silber hereby disclaims beneficial ownership of such shares.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Common Stock beneficially owned by it. Pursuant to the Voting Agreement referred to below, each stockholder of the Reporting Person has agreed to vote for any slate of directors of the Reporting Person proposed by Topspin Partners, L.P. Together with Topspin Partners, L.P., and as the directors of the Reporting Person, each of Leo A. Guthart and Martin Higgins share the power to vote or direct the vote, or to dispose or direct the disposition of, the 6,750,000 shares of Common Stock referred to in Paragraph (a) above.

(c) On April 5, 2006, pursuant to the Asset Purchase Agreement, the Reporting Person sold certain assets to the Issuer. The consideration received by the Reporting Person consisted of the Stock Consideration, the Lease Warrants and the Purchase Warrants. Except for such transaction, the Reporting Person has not effected any transactions in Common Stock during the past 60 days.

------------------------
* Based upon 22,513,931 presently outstanding shares of Common Stock, as set forth in Item 3.02 of the Issuer's Form 8-K Current Report, dated April 5, 2006.


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


(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any such shares of Common Stock.

(e)   Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the 1,150,000 shares of Common Stock that may be registered for sale pursuant to the Registration Rights Agreement referred to in Item 4 above, the Stock Consideration, the Lease Warrants, the Purchase Warrants and any Common Stock issuable under the Lease Warrants or the Purchase Warrants are subject to a Lock-Up Agreement that provide restrictions on the future sale of such securities. These provisions provide in general that such securities may not, directly or indirectly, be offered, sold, offered for sale, contracted for sale, hedged or otherwise transferred or disposed of for a period of 12 months following April 5, 2006. Pursuant to the Lock-Up Agreement, during each of the four (4) three-month periods commencing April 5, 2007 the Reporting Person may not sell more than 1,093,750 shares of Common Stock comprising the Stock Consideration or shares acquired upon exercise of the Lease Warrants or the Purchase Warrants. A copy of the Lock-Up Agreement is attached as an Exhibit hereto and is incorporated herein by reference.

Pursuant to the Order Authorizing Sale, Transfer and Conveyance of substantially all Real and Personal Property dated December 5, 2005 issued by the United States Bankruptcy Court, Northern District of Florida, Gainesville Division, in Moltech Power Systems, Inc. n/k/a Battery Park Industries, Inc., Debtor, Chapter 11 Case No. 01-00335-GVL1 (the "Order"), Energizer Holdings, Inc. has been granted a lien on 17.3% of the 5,750,000 shares of Common Stock issued to the Reporting Person, in order to secure an obligation to Energizer in the referenced bankruptcy action. A copy of the Order is attached as an Exhibit hereto and is incorporated herein by reference.

Pursuant to a Voting Agreement, dated as of April 13, 2006, by and among each of the stockholders of the Reporting Person, each stockholder of the Reporting Person has agreed to vote for any slate of directors of the Reporting Person proposed by Topspin Partners, L.P. A copy of the Voting Agreement is attached as an Exhibit hereto and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

(a) Asset Purchase Agreement, dated March 31, 2006, by and among EEI Acquisition Co., LLC, Electro Energy Inc. and Lithium Nickel Asset Holding Company I, Inc.

(b) Registration Rights Agreement, dated April 5, 2006, by and between Electro Energy Inc. and Lithium Nickel Asset Holding Company I, Inc.


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


(c) Lock-Up Agreement, dated April 5, 2006, by and between Electro Energy Inc. and Lithium Nickel Asset Holding Company I, Inc.

(d) Voting Agreement, dated as of April 13, 2006, among the stockholders of the Reporting Person.

(e) Order Authorizing Sale, Transfer and Conveyance of substantially all Real and Personal Property dated December 5, 2005 issued by the United States Bankruptcy Court, Northern District of Florida, Gainesville Division, in Moltech Power Systems, Inc. n/k/a Battery Park Industries, Inc., Debtor, Chapter 11 Case No. 01-00335-GVL1.

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


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:                        LITHIUM NICKEL ASSET HOLDING
April 17, 2006                      COMPANY I, INC.

                                    By: /s/ Martin Higgins
                                        ----------------------
                                         Martin Higgins
                                         President


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